EXHIBIT 12.1

WEINGARTEN REALTY INVESTORS
COMPUTATION OF RATIOS
(Amounts in thousands)

	Year Ended December 31,
	2012	2011	2010	2009	2008
Income (loss) from continuing operations	$72,187	$(6,531)	$20,935	$61,340	$40,333
Equity in losses (earnings) of real estate joint ventures and partnerships, net	1,558	(7,834)	(12,889)	(5,548)	(12,196)
Provision (benefit) for income taxes	79	146	(82)	5,980	(10,542)
Gain on sale of property	1,034	1,679	2,005	25,075	1,998
Fixed charges	120,821	143,836	150,546	159,657	173,375
Amortization of capitalized interest	2,510	2,464	2,248	1,957	1,899
Distributions of income from real estate joint ventures and partnerships	3,141	2,186	1,733	2,841	3,602
Capitalized interest	(3,125)	(2,329)	(3,405)	(8,716)	(20,291)
Net income as adjusted	$198,205	$133,617	$161,091	$242,586	$178,178
Fixed charges:
Interest on indebtedness, net	$115,812	$139,717	$145,391	$149,265	$151,756
Capitalized interest	3,125	2,329	3,405	8,716	20,291
Portion of rents representative of the interest factor	1,884	1,790	1,750	1,676	1,328
Fixed charges	120,821	143,836	150,546	159,657	173,375
Preferred dividends	34,930	35,476	35,476	35,476	34,711
Combined fixed charges and preferred dividends	$155,751	$179,312	$186,022	$195,133	$208,086

RATIO OF EARNINGS TO FIXED CHARGES (1)	$1.64	$0.93	$1.07	$1.52	$1.03

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS (2)	$1.27	$0.75	$0.87	$1.24	$0.86
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(1)	The deficiency for the year ended December 31, 2011 is $10.2 million, which represents the dollar amount by which the ratio is less than one.

(2)
The deficiency for the year ended December 31, 2011, 2010 and 2008 is $45.7 million, $24.9 million and $29.9 million, respectively, which represents the dollar amount by which the ratio is less than one.